UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 06, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Absa to acquire Edcon's private label store cards dated 06 June, 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)
Date: June 06, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 06, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

6 June 2012

Barclays PLC

Absa Bank to acquire Edcon's private label store card portfolio

Absa Bank Limited ("Absa Bank"), a member of the Barclays Group, has agreed to acquire the accounts and receivables relating to the private label store cards of Edcon Proprietary Limited ("Edcon") in South Africa (the "Card Portfolio").

Absa Bank and Edcon have further agreed to enter into a long-term, strategic relationship under which Absa Bank will provide retail credit to Edcon customers and Edcon will be responsible for all customer facing activities.

Absa Bank will acquire the Card Portfolio for a cash consideration equal to the net book value of the Card Portfolio receivables as at the effective date of the transaction. The parties expect the purchase price to be approximately £0.8 billion (R10 billion)*.

Completion of the transaction is subject to regulatory approval and other customary conditions and is expected to occur during the second half of 2012.

- Ends -

For further information, please contact:

Barclays
Investor Relations                                                                Media Relations
Charlie Rozes                                                                         Phillippa-Jane Vermoter
+44 (0) 20 7116 5752                                                             +44 (0) 20 7116 6586

Absa
Investor Relations                                                                Media Relations
Alan Hartdegen                                                                    Maxwell Pirikisi
+27 (0) 11 350 2598                                                               +27 (0) 11 350 4787

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

About Absa

Absa Group Limited ("Absa Group"), the holding company of Absa Bank, is listed on the JSE Limited and is one of South Africa's largest financial services groups offering a complete range of banking, insurance and wealth management products and services. Absa Group's business is conducted primarily in South Africa. It also has equity holdings in banks in Mozambique and Tanzania, representative offices in Namibia and Nigeria and bancassurance operations in Botswana and Mozambique.

At 31 December 2011, the Group had 718,2 million shares in issue and a market capitalisation of £8 billion (R101,27 billion)*. The Group had assets of £60 billion (R786,7 billion)*, 12,1 million customers, 990 staffed outlets, 9 541 automated teller machines and 35 200 permanent employees.

Absa Group is a subsidiary of Barclays PLC, which holds a stake of 55,5%. For more information, please visit the Absa website: www.absa.co.za

About Edcon

Edcon Proprietary Limited ("Edcon") is one of South Africa's largest non-food retailers, trading through a range of retail formats. The company has grown from opening its first store in 1929, to trading in 1,167 stores in South Africa, Botswana, Namibia, Swaziland, Lesotho and Zambia. Edcon has the largest retail customer database in South Africa which enables it to provide customers with relevant offers across its suite of retail and financial services products.

For more information, please visit the Edcon website: www.edcon.co.za

*GBP/ZAR Exchange rate of 13.086 on 31 May 2012 as per Bloomberg